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MEDICURE ANNOUNCES SECOND SUCCESSFUL DSMB
REVIEW FOR THE PHASE 3 MEND-CABG II TRIAL

MEND-CABG II ENROLLMENT AHEAD OF SCHEDULE

WINNIPEG, Manitoba – (August 22, 2007) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that following the second and final planned meeting of the independent Data Safety Monitoring Board (DSMB), the Company has received another recommendation to continue its Phase 3 MEND-CABG II trial as planned. Medicure is also pleased to announce that it anticipates completion of study enrollment around late September 2007, approximately two months ahead of schedule.

“This second positive recommendation by the DSMB further substantiates the safety profile of MC-1, and confirms the rapid progress being made in this 3,000 patient Phase 3 registration study”, commented Medicure’s President and CEO, Albert D. Friesen, PhD.

“We are also pleased to report that enrollment has exceeded our expectations, and we are now anticipating completion around late September 2007, rather than our previously forecasted completion of November 2007,” added Dr. Friesen. “We feel the rapid pace of enrollment reflects positively on the medical need for MC-1 and its acceptance by the thoracic surgery and interventional cardiology communities.”

About the DSMB
The DSMB is primarily responsible for monitoring the safety of patients participating in the study and for reviewing the safety data throughout its duration. The MEND-CABG II study is evaluating the safety and efficacy of the Company’s novel cardioprotective drug MC-1 in up to 3,000 patients undergoing coronary artery bypass graft (CABG) surgery.

The DSMB is comprised of independent medical experts and was established by Medicure, in coordination with Duke Clinical Research Institute and Montreal Heart Institute, as part of the Company's compliance with good clinical practice guidelines. Based on its analysis, the DSMB recommended that Medicure continue the MEND-CABG II trial as planned.

About MEND-CABG II
The Phase 3 MEND-CABG II trial is a double-blind, randomized, placebo-controlled clinical trial that will enroll up to 3,000 patients undergoing CABG surgery at approximately 130 cardiac surgical centers throughout North America and Europe. Study patients will be randomized to receive placebo or MC-1 250 mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II is the incidence of cardiovascular death or non-fatal myocardial infarction up to and including POD 30. Study patients will be followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis. Study enrollment was initiated in November 2006.

The study protocol and entry criteria for MEND-CABG II closely follow that of the Phase 2 MEND-CABG study. MEND-CABG was a Phase 2 study involving 901 patients that evaluated MC-1 versus placebo in patients undergoing CABG surgery. The 250 mg dose of MC-1 had a 37.2% reduction in the composite of cardiovascular death, non-fatal myocardial infarction (peak CK-MB ≥100ng/ml), and non-fatal stroke versus placebo (p=0.028) . The reduction in the composite endpoint was driven by a significant 47.2% decrease in the incidence of non-fatal myocardial infarction (peak CK-MB ≥100ng/ml) with the 250 mg dose of MC-1 versus placebo (p=0.008) . The clinical results reported at POD 30 were maintained throughout the 90 day follow up period (POD 90). Safety analysis included in the MEND-CABG study demonstrated MC-1 was safe and well tolerated. The incidence of adverse events in the study was comparable across both treatment and control groups.

About MC-1
MC-1 is a novel cardioprotective compound that is being evaluated in the prevention of cardiac damage. Medicure has completed two Phase 2 studies with MC-1 demonstrating its cardioprotective effects. MC-1 has received a Fast Track Designation from the FDA as a treatment to reduce cardiovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome (ACS). Medicure intends to develop MC-1 for the CABG surgery and ACS markets, which have a combined annual incidence of approximately two million in the United States.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com